Exhibit 99.1

Pharvaris Reports Second Quarter 2025 Financial Results and Provides Business Update

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Topline results for RAPIDe-3, a pivotal Phase 3 study of deucrictibant for the on-demand treatment of HAE attacks, expected in 4Q2025
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Enrollment continues in CHAPTER-3, a pivotal Phase 3 study of deucrictibant for prophylaxis of HAE attacks; topline results expected in 2H2026
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Startup activities for CREAATE, a pivotal Phase 3 study of deucrictibant for the prophylactic and on-demand treatment of AAE-C1INH attacks, on track; study is expected to initiate by YE2025
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Strong financial position with cash and cash equivalents of €200 million as of June 30, 2025; subsequent closing of $201 million public offering extends cash runway into 1H2027

ZUG, Switzerland, August 12, 2025 – Pharvaris (Nasdaq: PHVS), a late-stage biopharmaceutical company developing novel, oral bradykinin B2 receptor antagonists to address unmet needs of those living with bradykinin-mediated diseases such as hereditary angioedema (HAE) and acquired angioedema due to C1 inhibitor deficiency (AAE-C1INH), today reported financial results for the second quarter ended June 30, 2025, and provided a business update.

“Halfway through 2025, an important executional year for the company, Pharvaris is making meaningful progress in our ambition to address unmet needs of people living with bradykinin-mediated angioedema,” said Berndt Modig, Chief Executive Officer of Pharvaris. “The readout of RAPIDe-3 topline results, which is estimated to be in the fourth quarter of this year, is anticipated to be an important inflection point for our stakeholders. CHAPTER-3 continues to progress with topline results expected in the second half of 2026, and we are on track to initiate CREAATE in 2025. Our ability to conduct multiple global Phase 3 studies, deliver and present data supporting deucrictibant’s potentially differentiated profile in bradykinin-mediated angioedema diligently and on-time, and maintain financial discipline, supported the oversubscribed raise of approximately $200 million, which we expect will extend our cash runway beyond the estimated topline data readout date for the prophylactic program.”

Recent Business Updates and Highlights

Development Pipeline

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Topline results from RAPIDe-3 (NCT06343779) anticipated in 4Q2025. RAPIDe-3, a pivotal global Phase 3 study evaluating deucrictibant immediate-release capsule (20 mg, which is the intended commercial dosage) for the on-demand treatment of HAE attacks in adults and adolescents (12 years and older), reached target enrollment in March 2025; the study continues to assess HAE attacks in enrolled participants. Given the current dataset of evaluable attacks, Pharvaris anticipates announcing topline results in the fourth quarter of 2025.

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Enrollment continues in CHAPTER-3 (NCT06669754). CHAPTER-3 is a randomized, double-blind, placebo-controlled Phase 3 study of orally administered deucrictibant extended-release tablet for the prophylaxis against angioedema attacks in adults and adolescents (12 years and older) with HAE. The study aims to enroll approximately 81 participants and randomize them in a 2:1 ratio to receive deucrictibant extended-release tablet (40 mg, which is the intended commercial dosage), or placebo, once daily for 24 weeks. Pharvaris anticipates announcing topline results of CHAPTER-3 in the second half of 2026.
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CREAATE, a global, pivotal Phase 3 study of deucrictibant for the prophylactic and on-demand treatment of AAE-C1INH attacks, is expected to initiate by year end 2025. CREAATE will assess the efficacy and safety of deucrictibant in people living with AAE-C1INH. In part 1 of CREAATE, participants will receive either deucrictibant extended-release tablet (40 mg), or placebo, once daily to assess deucrictibant as a prophylactic treatment of AAE-C1INH attacks. In part 2 of CREAATE, participants will treat two attacks in a double-blinded cross-over fashion, one attack with deucrictibant immediate-release capsule (20 mg) and one with placebo, to assess deucrictibant as an on-demand treatment of AAE-C1INH attacks. Part 3 of CREAATE is the open-label extension portion of the study that will assess the long-term safety and efficacy of deucrictibant immediate-release capsule (20 mg) as an on-demand treatment.
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R&D Call explored the potential expansion of treatment applications for bradykinin B2 receptor antagonism. Pharvaris management hosted a call in which they explored the pathophysiology and prevalence of bradykinin-mediated angioedema, the current treatment paradigm and unmet needs of those living with bradykinin-mediated angioedema, such as HAE with normal C1 inhibitor and AAE-C1INH, the potential of deucrictibant to address those unmet needs, and Pharvaris’ biomarker approach to aid in the identification of those living with bradykinin-mediated angioedema and other diseases.
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Presentations at recent medical congresses highlight clinical and non-clinical deucrictibant data. Data providing further evidence for deucrictibant’s potential to address unmet needs of people living with bradykinin-mediated angioedema were presented at recent medical congresses, such as the 14th C1-Inhibitor Deficiency and Angioedema Workshop, European Academy of Allergy and Clinical Immunology (EAACI) Congress 2025, U.S. Hereditary Angioedema Association (HAEA) 2025 National Summit, CIIC 2025 Spring Conference, ISPOR 2025, and 2025 Eastern Allergy Conference (EAC).

Corporate

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Closing of approximately $201 million public offering in July 2025 extends cash runway. The proceeds from the public offering with cash proceeds of approximately $201 million shares will be used to fund research and development expenses for late-stage clinical programs, the hiring of a sales and marketing team in the U.S. and related commercialization expenses and for working capital and general corporate purposes. Pharvaris remains diligent in its operational management and expects to have a cash runway into the first half of 2027.

Upcoming Investor Conference Presentations

Pharvaris management will participate in the following upcoming investor conferences in September:

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Cantor Global Healthcare Conference 2025. New York, NY, September 3-5, 2025.

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Format: Fireside Chat
Date, time: Wednesday, September 3, 2025, 11:30 a.m. ET (17:30 CEST)
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2025 Wells Fargo Healthcare Conference. Boston, MA, September 3-5, 2025.
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Format: Fireside Chat
Date, time: Thursday, September 4, 2025, 3:45 p.m. ET (21:45 CEST)
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H.C. Wainwright 27th Annual Global Investment Conference. New York, NY, September 8-10, 2025.
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Format: Fireside Chat
Date, time: Tuesday, September 9, 2025, 8:00 a.m. ET (14:00 CEST)
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Morgan Stanley 23rd Annual Global Healthcare Conference. New York, NY, September 8-10, 2025.
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Format: Fireside Chat
Date, time: Wednesday, September 10, 2025, 8:30 a.m. ET (14:30 CEST)

A live audio webcast of the fireside chat will be available on the Investors section of the Pharvaris website at: https://ir.pharvaris.com/news-events/events-presentations. The audio replay will be available on Pharvaris’ website for 30 days following the presentation.

Upcoming Medical Congress Presentations

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European Academy of Allergy & Clinical Immunology (EAACI) 2025 Hong Kong Allergy School 2025.

Hong Kong, August 27-29, 2025. Details for the accepted oral presentations at EAACI Hong Kong Allergy School 2025 are as follows:

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Title: Efficacy and Safety of Oral Deucrictibant for Prophylactic (CHAPTER-3) and for On-Demand Treatment (RAPIDe-3) of Hereditary Angioedema Attacks in Adolescents and Adults: Two Phase 3 Trial Designs

Presenter: Phillip H. Li, MD, FRCP

Date, time: Thursday, August 28, 2025, 15:45-15:55 HKT (3:45-3:55 a.m. ET, 9:45-9:55 CEST)

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Title: Long-Term Safety and Efficacy of Oral Deucrictibant for Prophylactic and On-Demand Treatment of Hereditary Angioedema Attacks: Results of the CHAPTER-1 and RAPIDe-2 Extension Trials

Presenter: Ramon Lleonart, M.D.

Date, time: Friday, August 29, 2025, 16:05-16:15 HKT (4:05-4:15 a.m. ET, 10:05-10:15 CEST)

Financials

Second Quarter 2025 Financial Results

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Liquidity Position. Cash and cash equivalents were €200 million as of June 30, 2025, compared to €281 million for December 31, 2024.
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Research and Development (R&D) Expenses. R&D expenses were €29.6 million for the quarter ended June 30, 2025, compared to €23.1 million for the quarter ended June 30, 2024.
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General and Administrative (G&A) Expenses. G&A expenses were €10.8 million for the quarter ended June 30, 2025, compared to €11.3 million for the quarter ended June 30, 2024.

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Loss for the year. Loss for the second quarter was €45.5 million, resulting in basic and diluted loss per share of €0.83 for the quarter ended June 30, 2025, compared to €29.7 million, or basic and diluted loss per share of €0.55, for the quarter ended June 30, 2024.

Note on International Financial Reporting Standards (IFRS)
Pharvaris is a Foreign Private Issuer and prepares and reports consolidated financial statements and financial information in accordance with IFRS as issued by the International Accounting Standards Board. Pharvaris maintains its books and records in the Euro currency.

About Deucrictibant

Deucrictibant is a novel, potent, orally bioavailable small-molecule bradykinin B2 receptor antagonist currently in clinical development. Deucrictibant is being investigated for its potential to prevent the occurrence of bradykinin-mediated angioedema attacks and to treat the manifestations of attacks if/when they occur by inhibiting bradykinin signaling through the bradykinin B2 receptor. Pharvaris is developing two formulations of deucrictibant for oral administration: an extended-release tablet to enable sustained absorption and efficacy as prophylactic treatment, and an immediate-release capsule to enable rapid onset of activity for on-demand treatment. Deucrictibant has been granted orphan drug designation for the treatment of bradykinin-mediated angioedema by the U.S. Food and Drug Administration and orphan designation by the European Commission.

About Pharvaris

Pharvaris is a late-stage biopharmaceutical company developing novel, oral bradykinin B2 receptor antagonists to potentially address all types of bradykinin-mediated angioedema. Pharvaris intends to provide injectable-like efficacy™ and placebo-like tolerability with the convenience of oral therapies to prevent and treat bradykinin-mediated angioedema attacks. With positive data in both Phase 2 prophylaxis and on-demand studies in HAE, Pharvaris is currently evaluating the efficacy and safety of deucrictibant in a pivotal Phase 3 study for the prevention of HAE attacks (CHAPTER-3) and a pivotal Phase 3 study for the on-demand treatment of HAE attacks (RAPIDe-3). For more information, visit https://pharvaris.com/.

Forward Looking Statements

This press release contains certain forward-looking statements that involve substantial risks and uncertainties. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements relating to our future plans, studies and trials, and any statements containing the words “believe,” “anticipate,” “expect,” “estimate,” “may,” “could,” “should,” “would,” “will,” “intend” and similar expressions. These forward-looking statements are based on management’s current expectations, are neither promises nor guarantees, and involve known and unknown risks, uncertainties and other important factors that may cause Pharvaris’ actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements. Such risks include but are not limited to the following: uncertainty in the outcome of our interactions with regulatory authorities, including the FDA; the expected timing, progress, or success of our clinical development programs, especially for deucrictibant immediate-release capsules and deucrictibant extended-release tablets, which are in late-stage global clinical trials; our ability to replicate the efficacy and safety demonstrated in the RAPIDe-1, RAPIDe-2, and CHAPTER-1 Phase 2 and Phase 3 studies in ongoing and future nonclinical studies and clinical trials; risks arising from epidemic diseases, which may adversely impact our business, nonclinical studies, and clinical trials; our ability to potentially use deucrictibant for alternative purposes, for example to treat C1-INH deficiency (AAE-C1INH); the outcome and timing of regulatory approvals; the value of our ordinary shares; the timing, costs and other limitations involved in obtaining regulatory approval for our product candidates, or any other product candidate that we may develop in the future; our ability to establish commercial capabilities or enter into agreements with third parties to market, sell, and distribute our product candidates; our ability to compete in the pharmaceutical industry, including with respect to existing therapies, emerging potentially competitive therapies and with competitive generic products; our ability to market, commercialize and achieve market acceptance for our product candidates; our ability to produce sufficient amounts of drug product candidates for commercialization; our ability to raise capital when needed and on acceptable terms; regulatory developments in the United States, the European Union and other jurisdictions; our ability to protect our intellectual property and know-how and operate our business without infringing the intellectual property rights or regulatory exclusivity of others; our ability to manage negative consequences from changes in applicable laws and regulations, including tax laws (including the Biosecure Act), our ability to maintain an effective system of internal control over financial reporting; changes and uncertainty in general market conditions; disruptions at the FDA and other agencies; changes and uncertainty in general market, political and economic conditions, including as a result of inflation and geopolitical conflicts; changes in regulations and customs, tariffs and trade barriers; and the other factors described under the headings “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors” in our Annual Report on Form 20-F and other periodic filings with the U.S. Securities and Exchange Commission. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. While Pharvaris may elect to update such forward-looking statements at some point in the future, Pharvaris disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Pharvaris’ views as of any date subsequent to the date of this press release.

Contact

Maggie Beller

Executive Director, Head of Corporate and Investor Communications

maggie.beller@pharvaris.com